Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 8, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	ADT Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 22, 2017

CIK No. 0001703056

Dear Mr. Spirgel:

On behalf of ADT Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for non-public review the accompanying Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on November 22, 2017.

Amendment No. 3 was confidentially submitted to the Commission for non-public view pursuant to the public filing guidelines announced by the Division of Corporate Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. The Company hereby confirms that it will publicly file its Registration Statement and all amendments thereto at least 15 days prior to any road show or, if there is no road show, at least 15 days before the effective date of the Registration Statement.

Amendment No. 3 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated November 30, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein (the “Prospectus”).

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

December 8, 2017

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary

1.	Please further clarify in your disclosure why you are highlighting and comparing certain financial and other metrics using disparate time periods and measurement. For example:

•	Refer to the table on page 2. Given how much time has passed in calendar year 2017, disclose why you are comparing your monitoring and services revenues for the trailing 12 months ended September 30, 2017 to the annualized 2016 monthly recurring monitoring and service revenues of the other companies listed. Clarify whether you are also using annualized monthly recurring monitoring and service revenues for the company. Furthermore, explain why you are using annualized 2016 monthly recurring monitoring and service revenues of Stanley Security when Stanley Black and Decker Inc. has disclosed 2016 revenues for its Stanley Security business that is different from the annualized revenue figure in your table. In this regard, we note that you labeled your chart as being a comparison of security monitoring companies by revenue. If you intend to compare only monthly recurring monitoring and service revenues, as implied by your footnote (1), please revise your disclosure as appropriate so this information is more prominently disclosed.

•	Refer to page 5 and your response to prior comment 1. Disclose why you are comparing Adjusted EBITDA of the pre-acquisition legacy ADT for the fiscal year ended September 25, 2015 to the post-acquisition combined company of Protection One, ASG, and ADT for the trailing twelve-month period ended September 30, 2017.

For each of these types of metrics, please revise your disclosure to explain how using disparate time periods and measures may impact the information and comparisons.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 5, 149, 156 and 157 of Amendment No. 3.

Financial statements for the nine months ended September 30, 2017

2.

We note your response to prior comment 3. Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement. Once you have an estimated

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

December 8, 2017

offering price, please provide us an analysis explaining the reasons for the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range, if material.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff all equity related transactions subsequent to this request through the effective date of the Registration Statement. The Company will also supplementally provide the Staff its estimated initial public offering price range as soon as it becomes available, together with an analysis regarding its determination of the fair value of the Company’s common stock and the reasons for any differences between the most recent valuation of the Company’s common stock and the midpoint of the initial public offering price range, if material.

*            *             *

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

December 8, 2017

If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

cc:	Christodoulos Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP

P. Gray Finney

ADT Inc.

Jeff Likosar

ADT Inc.